Exhibit 99.1

LAIX Inc. Announces Result of Annual General Meeting

SHANGHAI, China, December 30, 2020 – LAIX Inc. (NYSE: LAIX) (“LAIX” or the “Company”), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that, at its annual general meeting of shareholders held today, shareholders of the Company adopted the following resolution as a special resolution proposed by the Company:

“THAT the Company’s Fifth Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, substantially in the form attached to the Notice of Annual General Meeting dated November 20, 2020 as Exhibit A.”

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For investor and media inquiries, please contact:

LAIX Inc.

Harry He

Investor Relations

E-mail: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

E-mail: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

E-mail: liulishuo@tpg-ir.com